EXHIBIT 99.1

FirstService Reports Fourth Quarter and Year-End Results

 Strategic Focus as Global Leader in Diversified Real Estate Services
 Enhanced by Sale of Security and Growth of Investment Capital to
 Drive Long-Term Growth

 Year-end continuing operations highlights:
  * Revenues up 33% to $1.57 billion
  * EBITDA up 9% to $120 million
  * EPS down 3% to $1.02

TORONTO, May 15, 2008 (PRIME NEWSWIRE) -- FirstService Corporation (TSX:FSV); (Nasdaq:FSRV); preferred shares - (TSX:FSV.PR.U) today reported results for its fourth quarter and fiscal year ended March 31, 2008. All amounts are in US dollars.

"We had solid financial performance this year despite a challenging US and global economy which demonstrated the importance of our diversification across service platforms and international markets," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "Revenues and EBITDA from our Residential Property Management and Property Services divisions were up sharply over the prior year while results from our Commercial Real Estate division were impacted by market conditions and weaker than expected in the fourth quarter."

For the fiscal year ended March 31, 2008, revenues were $1.57 billion, an increase of 33% relative to last year. EBITDA (see definition and reconciliation below) increased 9% to $119.9 million. Adjusted diluted earnings per common share from continuing operations (see definition and reconciliation below) were $1.02 for the year, versus $1.05 in the prior year, adjusting for the $0.23 per common share pro forma impact of the preferred dividends on prior period results. The Company reported the results of its Security segment, the sale of which was announced on April 14, 2008, and its Canadian commercial mortgage operations which was closed during the fourth quarter, as discontinued operations for all periods presented.

Fourth quarter revenues were $371.7 million, an increase of 35% relative to the same period last year. EBITDA was a loss of $1.4 million versus a profit of $20.1 million in the prior year's fourth quarter. The adjusted loss per common share from continuing operations was $0.34 for the quarter, versus diluted earnings per share of $0.07 in the prior year period, adjusting for the $0.09 per common share pro forma impact of the preferred dividends on prior period results. The Commercial Real Estate segment reported operating results below expectations, mainly in its US operations, as described in the Segmented Quarterly Results below.

"Growth through acquisitions in our three core service divisions was significant for FirstService during the year, strengthening our platforms for the long-term, and positioning us to take advantage of global investment opportunities, with more than $300 million in capital available to move decisively as appropriate within our strategy," said Mr. Hennick. "The sale of our Security segment intensifies our strategic focus as a global provider of diversified real estate services and we are well financed to build competitive advantage in our key growth areas."

About FirstService Corporation

FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property services. Industry-leading service platforms include: Colliers International, the third largest global player in commercial real estate; FirstManagement Partners, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService is a diversified property services company with over US$1.6 billion in annualized revenues and more than 17,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Revenues in Commercial Real Estate Services totaled $170.8 million for the quarter, an increase of 24%. Internal growth was 2% (down 5% after adjusting for foreign exchange), primarily due to sharply reduced transaction volumes in the US and Asia Pacific regions relative to the prior year. The balance of the revenue growth was the result of acquisitions completed in prior quarters. Fourth quarter EBITDA was a loss of $13.5 million, versus a profit of $11.1 million in the year-ago period. The primary contributing factors to the EBITDA decline were (i) operating losses at the US commercial mortgage brokerage operations; (ii) operating losses in certain US offices due to decline in investment and sales brokerage volumes; and (iii) lower than expected operating margins in Australia and other Asian markets relative to the prior year quarter. Results in Canada, Eastern Europe and Latin America were mainly in line with expectations, though the results of the recently acquired Russian operations negatively impacted profitability more than expected due to investment spending and seasonal factors impacting transaction volumes.

Residential Property Management revenues increased to $140.5 million for the quarter, 30% higher than in the prior year period. Internal growth of 10% was attributable to property management contract wins, primarily in Florida and in the US Northeast. The balance of revenue growth resulted from acquisitions in the California and Texas markets completed during the first quarter and a recent acquisition in the Northeast completed in the fourth quarter. EBITDA for the quarter was $10.0 million, up 16% from $8.6 million one year ago.

Revenues in Property Services totaled $60.3 million, an increase of 103% over the prior year period, largely attributable to the October 2007 acquisition of Field Asset Services. EBITDA in the fourth quarter was $3.1 million, up 59% from $2.0 million last year.

Quarterly corporate costs were $2.5 million versus $4.4 million recorded in the prior year period, primarily as a result of a reduction in performance-based incentive compensation.

A comparison of segmented EBITDA to operating earnings is provided below.

Disposal of Integrated Security Services Segment

On April 14, 2008, the Company announced that it had entered a definitive agreement to sell its Integrated Security Services segment. The transaction is expected to close as soon as practicable following receipt of required regulatory approvals and satisfaction of other customary closing conditions. These operations generated revenues of $58.0 million for the fourth quarter, up 28%, and EBITDA of $5.2 million, up 139% versus the prior year period. The Security segment is reported as a discontinued operation for all periods presented.

Canadian Commercial Mortgage Operations

As announced on January 29, 2008, the Company decided to wind down its Canadian commercial mortgage operation during the fourth quarter. The wind down is complete as of the current date except for the disposal of remaining mortgage loans receivable. The mortgage assets are expected to be sold as soon as practicable. This operation is reported as a discontinued operation for all periods presented.

Change in Year-end

The Company historically had a March 31 year-end primarily due to weather-related seasonality in its operations. Over the years, the Company's operations have changed such that weather-related seasonality is no longer material. In addition, two of the Company's three remaining segments currently operate on a calendar year basis. As a result, the Company's Board of Directors approved a change in the year-end of the Company to December 31, effective December 31, 2008, pending receipt of consent from relevant tax authorities.

The proposed change in year-end will not cause any change in quarter-ends, will bring the Company's year-end into alignment with its peers in the market, and is expected to generate cost savings due to the elimination of duplication of audits at the two segments that already have calendar year-ends.

Financial Outlook

The Company's Board of Directors carefully considered a number of factors concerning financial outlooks, including volatility in the markets in which the Commercial Real Estate Services business operates, volatility in foreign exchange rates, and the practices of the Company's publicly-traded peers, who do not provide annual financial outlooks. As a result, the Company has decided not to provide an annual financial outlook.

FirstService is committed to a long-term growth strategy that includes average internal revenue growth in the 8-10% range combined with acquisitions to build each of its service platforms, resulting in average percentage growth in revenues, EBITDA and earnings per share in the mid- to upper-teens or better.

Conference Call

FirstService will be holding a conference call on Thursday, May 15, 2008 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter and full fiscal year. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investor Relations / News and Media" section.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with the Ontario Securities Commission.

 FIRSTSERVICE CORPORATION
 Condensed Consolidated Statements of Earnings
 ---------------------------------------------
 (in thousands of US dollars, except per share amounts)
 (unaudited)
                             Three months ended       Year ended
                                 March 31              March 31
                           ------------------   ---------------------
                             2008      2007       2008        2007
                           --------   -------   ---------   ---------
 Revenues                  $371,686  $275,691  $1,573,215  $1,180,990
 Cost of revenues           236,801   158,587     939,254     731,169
 Selling, general and
  administrative expenses   137,703    99,836     521,906     344,968
 Depreciation and
  amortization other than
  backlog                     9,938     6,091      33,263      20,571
 Amortization of brokerage
  backlog (1)                 1,083     1,294       5,216       8,164
                           --------   -------   ---------   ---------
 Operating (loss) earnings  (13,839)    9,883      73,576      76,118
 Interest expense, net        4,089     1,809      13,502       7,735
 Other (income) expense        (826)       81      (4,647)     (4,848)
 Impairment loss on
  available-for-sale
  securities                     --     3,139          --       3,139
                           --------   -------   ---------   ---------
                            (17,102)    4,854      64,721      70,092
 Income taxes (recovery)     (8,861)     (827)     16,195      20,261
                           --------   -------   ---------   ---------
                             (8,241)    5,681      48,526      49,831
 Minority interest share
  of (loss) earnings            (79)    3,095      15,461      15,799
                           --------   -------   ---------   ---------
 Net (loss) earnings from
  continuing operations      (8,162)    2,586      33,065      34,032
 Discontinued operations,
  net of tax (2)             (1,199)     (233)      1,334       2,184
                           --------   -------   ---------   ---------
 Net (loss) earnings before
  cumulative effect of
  change in accounting
  principle                  (9,361)    2,353      34,399      36,216
  Cumulative effect of
  change in accounting
  principle, net of
  tax (3)                        --        --          --      (1,353)
                           --------   -------   ---------   ---------
 Net (loss) earnings       $ (9,361) $  2,353  $   34,399  $   34,863
 Preferred share dividends    2,616        --       6,952          --
                           --------   -------   ---------   ---------
 Net (loss) earnings
  available to common
  shareholders             $(11,977) $  2,353  $   27,447  $   34,863
                           ========   =======   =========   =========
 Net (loss) earnings per
  common share
   Basic
    Continuing operations  $  (0.36) $   0.09  $     0.87  $     1.14
    Discontinued
     operations               (0.04)    (0.01)       0.05        0.07
    Cumulative effect of
     change in
     accounting principle        --        --          --       (0.04)
                           --------   -------   ---------   ---------
                           $  (0.40) $   0.08  $     0.92  $     1.17
                           ========   =======   =========   =========
   Diluted (4)
    Continuing operations  $  (0.36) $   0.07  $     0.81  $     1.05
    Discontinued operations   (0.04)    (0.01)       0.04        0.07
    Cumulative effect of
     change in accounting
     principle                   --        --          --       (0.04)
                           --------   -------   ---------   ---------
                           $  (0.40) $   0.06  $     0.85  $     1.08
                           ========   =======   =========   =========
 Weighted average common
  shares outstanding: (in
  thousands)
    Basic                    29,983    29,913      29,905      29,903
    Diluted                  30,389    30,275      30,547      30,354

 Net (loss) earnings per
  common share, adjusted
  diluted continuing
  operations (5)           $  (0.34) $   0.07  $     1.02  $     1.05
                           --------   -------   ---------   ---------

 Notes to Condensed Consolidated Statements of Earnings
 (1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of Commercial Real Estate Services businesses in the past twelve months.  Brokerage backlog represents the fair value of pending commercial real estate brokerage
 transactions and listings as at the acquisition date.  Amortization is recorded to coincide with the completion of the related brokerage transactions.
 (2) Reflects (i) operations of the Integrated Security Services segment; (ii) operations of the Canadian commercial mortgage securitization operation; and (iii) gain on the settlement of a liability in connection with the March 2006 disposal of the Company's
 Business Services operations.
 (3) Cumulative effect of the adoption of SFAS No. 123(R), Share Based
 Payment, on April 1, 2006.
 (4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries.  The adjustment for the quarter ended March 31, 2008 was nil (2007 - $679)
 and year ended March 31, 2008 was $1,473 (2007 - $2,228).
 (5) See "Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share" below.

 Reconciliation of Operating Earnings, Net Earnings and Net Earnings
 Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and
 Adjusted Net Earnings Per Share
 -------------------------------------------------------------------
 (in thousands of US dollars, except per share amounts)
 (unaudited)

The Company is presenting adjusted earnings measures to (i) eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses within the past twelve months and (ii) eliminate the impact of the incremental compensation expense related to the review of historical stock option grants. In addition, the Company is presenting the pro forma impact of the preferred dividends on comparative periods. The preferred dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares. All of the adjustments are considered "non-GAAP financial measures" under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

                            Three months ended        Year ended
                                 March 31              March 31
                            -----------------   ---------------------
                             2008       2007      2008        2007
                            -------   -------   ---------   ---------

 Operating (loss) earnings $(13,839) $  9,883  $   73,576  $   76,118
 Amortization of brokerage
  backlog                     1,083     1,294       5,216       8,164
 Incremental stock option
  expense                        --        --       3,278          --
                            -------   -------   ---------   ---------
 Adjusted operating (loss)
  earnings                 $(12,756) $ 11,177  $   82,070  $   84,282
                            -------   -------   ---------   ---------
 Net (loss) earnings from
  continuing operations    $ (8,162) $  2,586  $   33,065  $   34,032
 Preferred dividends         (2,616)      --       (6,952)         --
 Amortization of brokerage
  backlog                     1,083     1,294       5,216       8,164
 Incremental stock option
  expense                        --        --       3,278          --
 Impairment loss on
  available-for-sale
  securities                     --     3,139          --       3,139
 Deferred income tax           (427)     (983)     (1,524)     (3,304)
 Minority interest              (85)     (150)       (592)       (896)
                            -------   -------    ---------   --------
 Adjusted net (loss)
  earnings from continuing
   operations              $(10,207) $  5,886  $   32,491  $   41,135
                            -------   -------    ---------   --------

                            Three months ended        Year ended
                                March 31               March 31
                            -----------------   ---------------------
                             2008      2007       2008        2007
                            -------   -------   ---------   ---------
 Diluted net (loss)
  earnings per common
  share from
  continuing operations    $  (0.36) $   0.06  $     0.81  $     1.05
 Amortization of brokerage
  backlog, net of tax          0.02      0.02        0.10        0.15
 Incremental stock option
  expense                        --        --        0.11          --
 Impairment loss on
  available-for-sale
  securities, net of tax         --     0.08           --        0.08
 Pro forma impact of
  preferred dividends on
  comparative periods            --    (0.09)          --       (0.23)
                            -------   -------   ---------   ---------
 Adjusted diluted net
  (loss) earnings per
  common share
  from continuing
  operations               $ (0.34)  $   0.07  $     1.02  $     1.05
                            -------   -------   ---------   ---------

 Reconciliation of EBITDA to Operating Earnings
 ----------------------------------------------
 (in thousands of US dollars)
 (unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization and stock-based compensation expense. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under generally accepted accounting principles in the United States of America (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

                            Three months ended        Year ended
                                 March 31              March 31
                            -----------------   ---------------------
                              2008      2007      2008        2007
                            -------   -------   ---------   ---------
 Operating (loss) earnings $(13,839) $  9,883  $   73,576  $   76,118
 Depreciation and
  amortization other than
  backlog                     9,938     6,091      33,263      20,571
 Amortization of brokerage
  backlog                     1,083     1,294       5,216       8,164
                            -------   -------   ---------   ---------
                             (2,818)   17,268     112,055     104,853
 Stock-based compensation
  expense                     1,375     2,814       7,819       4,956
                            -------   -------   ---------   ---------
 EBITDA                    $ (1,443) $ 20,082  $  119,874  $  109,809
                            -------   -------   ---------   ---------

 Condensed Consolidated Balance Sheets
 -------------------------------------
 (in thousands of US dollars)
 (unaudited)
                                              March 31       March 31
                                                2008           2007
                                             ----------     ---------
 Assets
 ------
 Cash and cash equivalents                  $    76,818    $  102,806
 Restricted cash                                  8,858        16,930
 Accounts receivable                            177,048       124,667
 Inventories                                     20,519        15,293
 Other current assets                            44,210        36,162
 Assets held for resale                          88,163        66,499
                                             ----------     ---------
      Current assets                            415,616       362,357
 Fixed assets                                    80,991        61,692
 Other non-current assets                        61,120        39,198
 Goodwill and intangibles                       488,014       315,587
 Assets held for sale                            43,602        38,164
                                             ----------     ---------
      Total assets                          $ 1,089,343     $ 816,998
                                             ==========     =========
 Liabilities and shareholders' equity
 ------------------------------------
 Accounts payable and accrued liabilities   $   238,814    $  183,260
 Other current liabilities                       24,293        25,828
 Long term debt - current                        24,777        22,101
 Liabilities held for sale                       45,758        25,638
                                             ----------     ---------
      Current liabilities                       333,642       256,827
 Long term debt - non-current                   331,253       213,030
 Other non-current liabilities                   18,236         4,876
 Deferred income taxes                           41,618        29,084
 Liabilities held for sale                          441            --
 Minority interest                               58,468        48,306
 Shareholders' equity                           305,685       264,875
                                             ----------     ---------
      Total liabilities and equity          $ 1,089,343    $  816,998
                                             ==========     =========
 Total debt                                 $   356,030    $  235,131
                                             ----------     ---------
 Total debt, net of cash                        279,212       132,325
                                             ----------     ---------

 Condensed Consolidated Statements of Cash Flows
 -----------------------------------------------
 (in thousands of US dollars)
 (unaudited)
                                                       Year ended
                                                        March 31
                                                  --------------------
                                                    2008        2007
                                                  ---------  ---------
 Operating activities
 Net earnings from continuing operations           $ 33,065   $ 34,032
 Items not affecting cash:
   Depreciation and amortization                     38,479     28,735
   Deferred income taxes                            (20,785)    (7,267)
   Minority interest share of earnings               15,461     15,799
   Other                                              9,901      5,810

 Changes in operating assets and liabilities        (28,250)    (8,550)
 Discontinued operations                              4,787     (8,769)
                                                  ---------  ---------
 Net cash provided by operating activities           52,658     59,790
                                                  ---------  ---------
 Investing activities
 Acquisitions of businesses, net of cash acquired  (156,008)   (70,096)
 Purchases of fixed assets, net                     (32,183)   (25,145)
 Other investing activities                          16,324     (3,939)
 Discontinued operations                             (3,186)    (2,965)
                                                  ---------  ---------
 Net cash used in investing                        (175,053)  (102,145)
                                                  ---------  ---------
 Financing activities
 Increase (decrease) in long-term debt, net         119,538    (15,495)
 Other financing activities                         (17,711)   (13,429)
 Discontinued operations                             (5,132)     5,132
                                                  ---------  ---------
 Net cash provided by (used in) financing            96,695    (23,792)
                                                  ---------  ---------
 Effect of exchange rate changes on cash              2,196      2,379
                                                  ---------  ---------
 Decrease in cash and cash equivalents              (23,504)   (63,768)
 Cash and cash equivalents, beginning of period,
  including cash held by discontinued operations
  of $1,364 (2007 - $3,531)                       $ 104,170  $ 167,938
                                                  ---------  ---------
 Cash and cash equivalents, end of period,
  including cash held by discontinued operations
  of $3,848 (2007 - $1,364)                        $ 80,666  $ 104,170
                                                  =========  =========

 Segmented Revenues, EBITDA and Operating Earnings
 -------------------------------------------------
 (in thousands of US dollars)
 (unaudited)

               Commercial  Residential
               Real Estate  Property   Property
                Services   Management  Services* Corporate Consolidated
               --------------------------------------------------------

 Three months
 ended March 31

 2008
 Revenues       $ 170,837   $ 140,474   $ 60,308     $ 67    $ 371,686
 EBITDA           (13,465)     10,023      3,104   (2,480)      (2,818)
 Stock-based
  compensation                                                   1,375
                                                           ------------
                                                                (1,443)
                                                           ------------
 Operating
  earnings
  (loss)          (19,552)      6,952      1,378   (2,617)     (13,839)

 2007
 Revenues       $ 137,908   $ 107,722   $ 29,728    $ 333    $ 275,691
 EBITDA            11,066       8,612      1,951   (4,361)      17,268
 Stock-based
  compensation                                                   2,814
                                                           ------------
                                                                20,082
                                                           ------------
 Operating
  earnings
  (loss)            7,030       6,303        927   (4,377)       9,883

               Commercial  Residential
               Real Estate  Property   Property
                Services   Management  Services* Corporate Consolidated
               --------------------------------------------------------

 Year ended
 March 31

 2008
 Revenues       $ 810,969   $ 544,926  $ 216,972    $ 348  $ 1,573,215
 EBITDA            39,033      50,239     38,399  (15,616)     112,055
 Stock-based
  compensation                                                   7,819
                                                           ------------
                                                               119,874
                                                           ------------
 Operating
  earnings
  (loss)           17,008      39,790     32,745  (15,967)      73,576

 2007
 Revenues       $ 605,845   $ 423,797  $ 150,794     $554  $ 1,180,990
 EBITDA            48,578      40,267     30,564  (14,556)     104,853
 Stock-based
  compensation                                                   4,956
                                                           ------------
                                                               109,809
                                                           ------------
 Operating
  earnings
  (loss)           32,363      32,622     25,911  (14,778)      76,118

 * Segment previously referred to as Property Improvement Services.

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500